Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Performance for the Fourth Quarter and Year ended March 31, 2011

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at **www.sec.gov.** Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products and Platforms
- Human Resources
- Infrastructure
- Outlook
- Summary

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Financial Performance

Highlights...

- Revenues were ₹ 7,250 crore for the quarter ended March 31, 2011; QoQ growth was 2.0%; YoY growth was 22.0%
- Net profit after tax was ₹1,818 crore for the quarter ended March 31, 2011; QoQ growth was 2.1%; YoY growth was 17.1%*
- Earnings per Share(EPS) was ₹31.82 for the quarter ended March 31, 2011; QoQ growth was 2.2%; YoY growth was 17.1%*

* *Excluding the income from the sale of our investment in OnMobile Systems, Inc. of ₹48 crore in fiscal 2010*

...Highlights

- 34 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 8,930 employees (net addition of 3,041) for the quarter by Infosys and its subsidiaries
- 1,30,820 employees as on March 31, 2011 for Infosys and its subsidiaries

Financial Performance

Statement of Comprehensive Income for three months ended,

As per IFRS

In ₹ crore, except share data

Particulars	March 31, 2011	March 31, 2010	Growth (%)	December 31, 2010	Growth % Q4 11 over Q3 11
Revenues	**7,250**	**5,944**	**22.0**	**7,106**	**2.0**
Cost of sales	4,234	3,415	24.0	4,063	4.2
Gross Profit	**3,016**	**2,529**	**19.3**	**3,043**	**(0.9)**
Operational Expenses:					
Selling and marketing expenses	400	333	20.1	393	1.8
Administration expenses	514	407	26.3	503	2.2
Total Operating Expenses	**914**	**740**	**23.5**	**896**	**2.0**
Operating Profit	**2,102**	**1,789**	**17.5**	**2,147**	**(2.1)**
Other Income	415	252	64.7	290	43.1
Profit before income taxes	**2,517**	**2,041**	**23.3**	**2,437**	**3.3**
Income tax expense	699	441	58.5	657	6.4
Net Profit*	**1,818**	**1,600**	**13.6**	**1,780**	**2.1**
Earnings per equity share					
Basic (₹)	**31.82**	**28.02**	**13.6**	**31.15**	**2.2**
Diluted (₹)	**31.82**	**28.00**	**13.6**	**31.14**	**2.2**

** Includes income from sale of investments in OnMobile Systems Inc., USA of ₹ 48 crores, net of taxes and transaction costs for the quarter and year ended March 31, 2010.*

Infosys®

Financial Performance

Statement of Comprehensive Income for the year ended,

As per IFRS

In ₹ crore, except share data

Particulars	March 31,		Growth (%)
	2011	2010	
Revenues	**27,501**	**22,742**	**20.9**
Cost of sales	15,916	13,020	22.2
Gross Profit	**11,585**	**9,722**	**19.2**
Operational Expenses:			
Selling and marketing expenses	1,512	1,184	27.7
Administration expenses	1,971	1,628	21.1
Total Operating Expenses	**3,483**	**2,812**	**23.9**
Operating Profit	**8,102**	**6,910**	**17.3**
Other Income	1,211	990	22.3
Profit before income taxes	**9,313**	**7,900**	**17.9**
Income tax expense	2,490	1,681	48.1
Net Profit*	**6,823**	**6,219**	**9.7**
Earnings per equity share			
Basic (₹)	**119.45**	**109.02**	**9.6**
Diluted (₹)	**119.41**	**108.90**	**9.7**

* *Includes income from sale of investments in OnMobile Systems Inc., USA of ₹ 48 crores, net of taxes and transaction costs for the year ended March 31, 2010.*

Infosys®

Building Tomorrow's Enterprise

Infosys®
POWERED BY INTELLECT
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Operational Performance

Region wise Revenue

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
North America	63.7	64.7	66.1	65.3	65.8
Europe	22.1	21.8	22.5	21.5	23.0
India	2.7	2.2	1.4	2.2	1.2
Rest of the world	11.5	11.3	10.0	11.0	10.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Effort					
Onsite	24.6	24.5	22.6	24.2	22.6
Offshore	75.4	75.5	77.4	75.8	77.4
Utilization					
Including trainees	68.4	72.6	69.3	72.0	68.1
Excluding trainees	75.2	80.7	77.1	78.9	74.4

Revenues by Project type*

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Fixed Price	41.0	41.2	39.5	40.3	38.5
Time & Materials	59.0	58.8	60.5	59.7	61.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Revenue					
Onsite	49.3	49.3	46.0	49.2	46.1
Offshore	50.7	50.7	54.0	50.8	53.9

Customer Concentration

	Quarter ended			Year ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	620	612	575	620	575
Added during the period	34	40	47	139	141
Number of million dollar clients					
1 Million dollar +	366	350	338	366	338
5 Million dollar +	187	180	159	187	159
10 Million dollar +	126	121	97	126	97
20 Million dollar +	73	68	59	73	59
30 Million dollar +	53	47	41	53	41
40 Million dollar +	41	39	33	41	33
50 Million dollar +	28	29	26	28	26
60 Million dollar +	24	22	16	24	16
70 Million dollar +	19	17	12	19	12
80 Million dollar +	15	12	10	15	10
90 Million dollar +	11	11	8	11	8
100 Million dollar +	11	11	6	11	6
200 Million dollar +	2	2	1	2	1
Client contribution to revenue					
Top client	4.7%	4.6%	4.6%	4.7%	4.6%
Top 5 clients	15.4%	15.4%	15.8%	15.4%	16.4%
Top 10 clients	24.9%	25.7%	25.8%	25.7%	26.2%
Repeat business	97.0%	97.6%	95.4%	98.0%	97.3%
Account receivables – LTM (in days)	63	62	59	63	59

LTM – Last Twelve Months

Awards and Recognitions

- Infosys was voted the most admired Indian company by peers in Business world's Most Respected Companies 2011 survey. We have achieved this distinction for 10 years in a row
- We were also recognized as a leader in Business Today's Best Companies to Work For.
- Infosys topped a poll on best practices in corporate governance by Indian companies conducted by Asia money
- The Asset Magazine awarded Infosys with The Asset Corporate Governance Platinum Award for overall financial performance, management acumen, corporate governance, social responsibility, environmental responsibility and investor relations in Asia in the technology sector.
- Infosys has been named a 'Leader' in The Forrester Wave™: Global IT Infrastructure Outsourcing, Q1 2011. According to the report, "Infosys offers strong consulting-led infrastructure transformation.
- Forrester Research, Inc. ranked Finacle™ from Infosys as a Global Challenger in the March 2011 'Global Banking Platform Deals 2010' for almost doubling its new client's success in calendar year 2010 compared to the previous year.

Building
Tomorrow's Enterprise

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- We continue to win transformation deals in retail. We partnered with a large US-based retailer on its mobile strategy and application development to complement its e-commerce offerings.
- We built a case management system for a money transfer provider for its compliance and audit needs, helping the client better manage anti-money laundering, call center and fraud related cases.
- A leading asset manager chose us as its strategic delivery partner for a core investment systems reengineering that will lead to significantly higher flexibility in operations, access to richer information for decision making and lower operating costs.
- . We performed a security audit assessment and remediation of Sarbanes-Oxley based conflicts for a global food service retailer in its Oracle financial applications.
- For a transportation company we are delivering an end-to-end solution for global equipment management, helping the client save costs around leased equipment, demurrage and Maintenance Repair and Overhaul (MRO).
- A leading manufacturer of helicopters has partnered with us to transform business intelligence capabilities at the enterprise level to provide actionable information to make better decisions.

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Products and Platforms

- **Finacle™**

  our flagship offering for the banking industry, continued to grow its business with 18 client wins this quarter. Finacle™ delivered a strong growth of over 45% and continued to make rapid progress across regions with developed countries now making up more than 40% of its revenue. Finacle™ continued its commitment to innovation in FY11 - Finacle™ mobile banking - our next generation mobile solution and Finacle™ Analyz for analytics driven insights are enjoying good traction with global banks.

- **Flypp™**

  In the past quarter, Flypp™, the Mobile Application Marketplace developed by us, entered a strategic relationship for reciprocal licensing and distribution of applications with Mobile Stream. This partnership enables Flypp™ to provide over 1,00,000 applications to telecom providers ensuring a fresh range of content for Flypp™ operator partners from Mobile Streams' vast library, which includes content from some of the world's leading brands and media companies.

- **iEngage™**

  Infosys iEngage™ digital consumer platform continued its strong momentum through the year. It is currently powering social media marketing, e-commerce and employee engagement programs for five global 500 companies

Process innovation

During the fourth quarter, Infosys applied for 91 patent applications in India and the US. With this, Infosys has an aggregate of 357 patent applications (pending) in India and the US and has been granted 22 patents by the United States Patent and Trademark Office.

Building Tomorrow's Enterprise

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Human Resources

Human Resources

	Quarter ended			Year Ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,30,820	1,27,779	1,13,796	1,30,820	1,13,796
S/W professionals	1,23,811	1,21,144	1,06,864	1,23,811	1,06,864
Billable	1,09,026	1,03,617	93,254	1,09,026	93,254
Banking product group	6,220	5,721	4,730	6,220	4,730
Trainees	8,565	11,806	8,880	8,565	8,880
Sales & Support	7,009	6,635	6,932	7,009	6,932
Gross addition	8,930	11,067	9,313	43,120	27,639
Of which lateral addition	3,591	5,212	2,041	15,883	4,895
Attrition	5,889	5,756	5,399	26,096	18,693
Net addition	3,041	5,311	3,914	17,024	8,946
Attrition % (LTM)*	17.0%	17.5%	13.4%	17.0%	13.4%

** Excluding subsidiaries*

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT DRIVEN BY VALUES

Infrastructure

Infrastructure

- As on March 31, 2011, the company had **27.66** mn sq. ft of space capable of accommodating **1,22,997** employees and **8.2** mn sq. ft under completion capable of accommodating **39,696** employees

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Outlook

IFRS – Consolidated

Outlook under IFRS – consolidated**

Quarter ending June 30, 2011

- Revenues are expected to be in the range of ₹7,311 crore and ₹7,382 crore; YoY growth of 18.0% to 19.1%
- Earnings per share(EPS) is expected to be in the range of ₹27.59 and ₹28.02; YoY growth of 5.9% to 7.5%

Fiscal year ending March 31, 2012

- Revenues are expected to be in the range of ₹31,727 crore and ₹32,270 crore; YoY growth of 15.4% to 17.3%
- Earnings per share (EPS) is expected to be in the range of ₹126.05 and ₹128.21; YoY growth of 5.5% to 7.3%

** *Conversion 1 US$* = ₹44.50

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Summary

Summary

- We expect the demand environment to be normal this year for the industry. We have created a structure with strong customer driven vertical focus and have enhanced our investment to take advantage of the opportunities we see in the market.
- Our efficient operational services free up clients' resources that can then be deployed to drive transformation and innovation initiatives.
- We continue being a co-creation partner of choice for our clients to capitalize on opportunities arising out of emerging business trends.
- We have realigned our strategic focus to enable our clients to build their enterprises of tomorrow. We continue to make investments towards strengthening our transformational, operational and innovation capabilities
- We are seeing growth opportunities emerging in the market place. Our focus on high quality growth enables us to make the right investments to capture those opportunities.
- We have had a great year at Infosys. We recruited 43,000 people, had 1.6 million person days of training and have made 26,000 offers at campus for FY12. Spark reached out to 1,87,000 students during the year and Campus-Connect touched 33,047 students. We have brought attrition down to normal levels and substantially improved our investments on people.

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Thank You

www.infosys.com